UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ChoicePoint Inc.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of class of securities)
170388102
(CUSIP number)
Clifton S. Robbins Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
April 11, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 170388102	13D	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,291,839
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,291,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,291,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 170388102	13D	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Strategic Value Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,507,882
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,507,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,507,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.7%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

CUSIP No. 170388102	13D	Page 4

1	NAME OF REPORTING PERSON:		Blue Harbour Institutional Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	783,957
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	783,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		783,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.1%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP

CUSIP No. 170388102	13D	Page 5

1	NAME OF REPORTING PERSON:		Blue Harbour GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,291,839
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,291,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,291,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 170388102	13D	Page 6

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,291,839
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,291,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,291,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 170388102	13D	Page 7

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,291,839
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,291,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,291,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed on December 19, 2007 (the “Original Schedule”) by the Reporting Persons (the Original Schedule as amended by Amendment No. 1 is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.10 per share (“Common Stock”), of ChoicePoint Inc., a Georgia corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the close of business on the date of this Amendment, the Fund beneficially owns an aggregate of 2,507,882 shares of Common Stock, representing approximately 3.7% of the outstanding shares of Common Stock, and BHIP beneficially owns an aggregate of 783,957 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock. As of the date of this Amendment, the 3,291,839 shares of Common Stock beneficially owned, in the aggregate, by the Funds, which shares of Common Stock may be deemed to be beneficially owned by each of the Fund GP, Manager, Manager GP, and Mr. Robbins, represent approximately 4.8% of the outstanding shares of Common Stock. All percentages set forth in this paragraph are based on 68,363,210 shares of Common Stock outstanding as of March 14, 2008, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 17, 2008.

The Fund is the direct owner of 2,507,882 shares of Common Stock reported on this Amendment and BHIP is the direct owner of 783,957 shares of Common Stock reported on this Amendment. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Funds. Each of Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by the other.

(c)       Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment.

(d)	Not applicable.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on April 14, 2008

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR STRATEGIC VALUE

PARTNERS MASTER FUND, LP

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR GP, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins

 Clifton S. Robbins

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Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock*	Price Per Share*
Fund	March 17, 2008	Sale	49,658	$48.15
BHIP	March 17, 2008	Sale	14,837	$48.15
Fund	March 18, 2008	Sale	391,272	$48.25
BHIP	March 18, 2008	Sale	116,872	$48.25
Fund	March 19, 2008	Sale	46,771	$48.25
BHIP	March 19, 2008	Sale	13,967	$48.25
Fund	March 24, 2008	Sale	36,708	$48.20
BHIP	March 24, 2008	Sale	10,963	$48.20
Fund	April 11, 2008	Sale	162,850	$48.20
BHIP	April 11, 2008	Sale	8,650	$48.20
Fund	April 14, 2008	Sale	380,900	$48.20
BHIP	April 14, 2008	Sale	119,100	$48.20

* Shares of Common Stock were purchased over the day, and the aggregate amount and average price (excluding brokerage commissions) are indicated.

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